# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cartesian Therapeutics, Inc., CIK 0001453687
CUSIP: 816212104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7495 New Horizon Way, Frederick, Maryland (MD), 21703
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002000002
Persons authorized to receive notices and communications: Daniel S. Clevenger, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Murat Kalayoglu (CIK 0002000002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 5,833,971; shared voting power 0; sole dispositive power 5,833,971; shared dispositive power 0; aggregate amount beneficially owned 5,833,971 (19.9% of the class)
- Seven One Eight Three Four Irrevocable Trust (CIK 0002000959): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 5,313,261; shared voting power 0; sole dispositive power 5,313,261; shared dispositive power 0; aggregate amount beneficially owned 5,313,261 (18.1% of the class)
- Elizabeth Hoge (CIK 0002000987): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,313,261; sole dispositive power 0; shared dispositive power 5,313,261; aggregate amount beneficially owned 5,313,261 (18.1% of the class)
- Sinan Kalayoglu: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,313,261; sole dispositive power 0; shared dispositive power 5,313,261; aggregate amount beneficially owned 5,313,261 (18.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cartesian Therapeutics, Inc.
Address of issuer's principal executive offices: 7495 New Horizon Way, Frederick, Maryland (MD), 21703

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended by deleting section (c) thereof and replacing it with the following:

(c) The present principal occupation of Murat Kalayoglu is as a private investor and the Founder and Chief Executive Officer of SOAR Bio LLC.

The Trust is a trust for the benefit of Murat Kalayoglu's family members. Elizabeth Hoge, Murat Kalayoglu's spouse, is a beneficiary of the Trust, and each of the Trustees is a trustee of the Trust.

The present principal occupation of Elizabeth Hoge is as a Professor and the Director of the Anxiety Disorders Research Program at Georgetown University Medical Center, located at 2115 Wisconsin Avenue, NW, Suite 140, Washington, DC 20007.

The present principal occupation of Sinan Kalayoglu is as a Trial Attorney for the United States Department of Justice, located at 1400 New York Avenue, NW, Washington, DC 20005.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

On April 2, 2026, pursuant to a Notice of Optional Conversion delivered to the Issuer by the Trust pursuant to Section 6.02 of the Certificate of Designation, as amended by the Amendment to the Certificate of Designation, 22,740.030 shares of Series A Preferred Stock held by the Trust were converted into 758,001 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On March 31, 2026, Murat Kalayoglu resigned as a member of the Issuer's board of directors.

On April 2, 2026, pursuant to a Notice of Optional Conversion delivered to the Issuer by the Trust pursuant to Section 6.02 of the Certificate of Designation, as amended by the Amendment to the Certificate of Designation, 22,740.030 shares of Series A Preferred Stock held by the Trust were converted into 758,001 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in full as follows: The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 28,544,728 shares of Common Stock issued and outstanding as of March 31, 2026, as advised by the Issuer. All of the share numbers reported herein are as of April 2, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

In aggregate, the Reporting Persons have voting and dispositive power over 5,833,971 shares of Common Stock, representing approximately 19.9% of such class of securities. The securities reported herein exclude 1,122,074 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by the Trust, but which would exceed the Conversion Limit.

The beneficial ownership of each Reporting Person is as follows:
(i) Murat Kalayoglu beneficially owns 5,833,971 shares of Common Stock representing approximately 19.9% of the class;
(ii) the Trust beneficially owns 5,313,261 shares of Common Stock representing approximately 18.1% of the class;
(iii) Elizabeth Hoge beneficially owns 5,313,261 shares of Common Stock representing approximately 18.1% of the class; and
(iv) Sinan Kalayoglu beneficially owns 5,313,261 shares of Common Stock representing approximately 18.1% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose: Pursuant to a right of substitution, Murat Kalayoglu has the right to acquire from the Trust the shares of Common Stock and Series A Preferred Stock held by the Trust in exchange for assets with an equal value to such shares. Accordingly, the shares of Common Stock beneficially owned by the Trust are included in his holdings. Murat Kalayoglu has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him (as described above). The Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it (as described above). Each of Elizabeth Hoge and Sinan Kalayoglu has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).
Transactions in the class effected during the past sixty days: No Reporting Person effected any transaction in the Common Stock from February 1, 2026 (the date 60 days prior to the filing of this Schedule 13D) to April 2, 2026.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Item 7 of the Schedule 13D is hereby amended and restated in full as follows:
Item 7. Material to be Filed as Exhibits
Exhibit 1 Joint Filing Agreement by and among Murat Kalayoglu, Seven One Eight Three Four Irrevocable Trust, Elizabeth Hoge and Sinan Kalayoglu dated November 22, 2023 (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D filed with the SEC on November 22, 2023).
Exhibit 2 Confirming Statement of Seven One Eight Three Four Irrevocable Trust dated November 22, 2023(incorporated by reference to Exhibit 2 of the Reporting Persons' Schedule 13D filed with the SEC on November 22, 2023).
Exhibit 3 Confirming Statement of Elizabeth Hoge dated November 22, 2023 (incorporated by reference to Exhibit 3 of the Reporting Persons' Schedule 13D filed with the SEC on November 22, 2023).
Exhibit 4 Confirming Statement of Sinan Kalayoglu dated November 22, 2023 (incorporated by reference to Exhibit 4 of the Reporting Persons' Schedule 13D filed with the SEC on November 22, 2023).
Exhibit 5 Agreement and Plan of Merger, dated November 13, 2023, by and among Selecta Biosciences, Inc. Sakura Merger Sub I, Inc., Sakura Merger Sub II, LLC and Cartesian Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).
Exhibit 6 Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).
Exhibit 7 Securities Purchase Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).
Exhibit 8 Registration Rights Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

## Signatures
- Murat Kalayoglu: /s/ Murat Kalayoglu, Murat Kalayoglu (04/02/2026)
- Seven One Eight Three Four Irrevocable Trust: /s/ Murat Kalayoglu, Murat Kalayoglu, Authorized Person (04/02/2026)
- Elizabeth Hoge: /s/ Murat Kalayoglu, Murat Kalayoglu, Authorized Person (04/02/2026)
- Sinan Kalayoglu: /s/ Murat Kalayoglu, Murat Kalayoglu, Authorized Person (04/02/2026)